Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors of REGI U.S., Inc. (the “Company”) has adopted a Code of Business Conduct and Ethics that outlines the Company’s values and its commitment to ethical business practices in every business transaction. This code applies to all directors, officers, consultants and employees of the Company and its subsidiaries and affiliates.

Honest and Ethical Conduct

The Company expects a high level of personal integrity for each employee, officer and director when interacting with investors, business partners, shareholders, suppliers, consultants and employees.

Conflict of Interest

When possible, conflicts of interest between personal and professional relationships should be avoided, however, unavoidable conflict of interest will be handled in accordance with the Company’s ethical standards.

A director, officer or employee may not represent the Company in any transaction with a person or an entity in which the director, officer or employee has a direct or indirect interest or from which the director, officer or employee may derive personal benefit.

Accurate and Timely Disclosure

The Company expects full, fair, accurate, timely and understandable disclosure in reports or documents submitted to the securities commissions across Canada and in the United States as well as all public communications. Employees, consultants and officers who prepare financial and other reports will exercise diligence in ensuring that there are no false or misleading statements.

Compliance with Applicable Governmental Laws, Rules and Regulations

The Company is committed to compliance with all laws, rules and regulations, including laws and regulations applicable to the Company’s securities, as well as any rules promulgated by any exchange on which the Company’s shares are listed or trade.

Prompt Internal Reporting of Violations

Employees, officers and consultants are responsible for the prompt internal reporting of any violations of the Code to the Company’s Compliance Officer.

Protection and Proper Use of Company Assets and Opportunities

All consultants and employees have an obligation to protect the Company’s assets and to ensure that all opportunities available to the Company are brought to the attention of the relevant officer or director.

Confidentiality of Company Information

It is the Company’s policy that business affairs of the Company are confidential and should not be discussed outside the Company except for information that has already been made available to the public.

Insider Trading

Management, employees, members of the Board of Directors and others who are in a “special relationship” with the Company from time to time become aware of corporate developments or plans which may affect the value of the Company’s shares (inside information) before these developments or plans are made public. Company directors, officers and employees are prohibited from using inside information themselves or disclosing this inside information to others who may use the information to trade Company stock.

Fair Dealing

Each director, officer, consultant and employee should endeavour to respect the rights of, and deal fairly with, our shareholders, investors, business partners, suppliers, competitors, consultants and employees. No consultant or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair business practice.

Reporting Unethical and Illegal Conduct/Ethics Questions

The Company is committed to taking prompt action against violations of the Code of Business Conduct and Ethics and it is the responsibility of all directors, officers, consultants and employees to comply with the Code and to report violations or suspected violations to the Company’s Compliance Officer. Consultants and employees may also discuss their concerns with their supervisor who will then report suspected violations to the Compliance Officer.

The Compliance Officer, being the Chief Financial Officer of the Company, appointed by the Board of Directors, is responsible for investigating and resolving all reported complaints and allegations and shall advise the President and CEO, and/or the Audit Committee.

The Compliance Officer can be reached via telephone at 1-800-665-4616, Attention: Compliance Officer.

Violations and Waivers

The Compliance Officer will report suspected fraud or securities law violations for review by the Audit Committee. The Audit Committee will report all violations reviewed by the Committee to the Board of Directors.

The Compliance Officer will report regularly to the Board of Directors on the results and resolution of complaints and allegations concerning violations of the Code.

No waivers of any provision of this Code of Business Conduct and Ethics may be made except by the Board of Directors. Any waiver or amendment shall be reported as required by law or regulation.

Only the Audit Committee may amend this Code of Business Conduct and Ethics.